UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 9, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Global Aviation Holdings Inc.

File No. 333-167842 - CF# 25696

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Global Aviation Holdings Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibit to a Form S-1 filed on June 28, 2010, as amended.

Based on representations by Global Aviation Holdings Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.22   through December 31, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Special Counsel